UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

RELIABILITY INCORPORATED
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

759903107
(CUSIP Number)

Jeffrey E. Eberwein
53 Forest Avenue, First Floor
Old Greenwich, Connecticut 06870
(203) 542-0235

Frederic Dorwart
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 15, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Jeffrey E. Eberwein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		10,187,948
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
10,187,948
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,187,948
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		3,401,360
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,401,360
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,401,360
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		3,401,360
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,401,360
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,401,360
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		3,401,360
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,401,360
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,401,360
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

Item 1.                      Security and Issuer

Item 1 is hereby amended by deleting Item 1 of the Initial 13D in its entirety and replacing it with the following:

The Schedule 13D filed with the Securities and Exchange Commission on October 4, 2013 by the Reporting Persons (defined below) with respect to the common stock, no par value per share (the “Common Stock”), of Reliability Incorporated (the “Issuer” or the “Company”) is hereby amended by this Amendment No. 1 to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.  The principal executive office address of the Issuer is 53 Forest Avenue, First Floor, Old Greenwich, Connecticut 06870.

Item 2.                      Identity and Background

Item 2 is hereby amended by deleting Item 2 of the Initial 13D in its entirety and replacing it with the following:

(a)	This Schedule 13D is filed by:

(i)	Lone Star Value Investors, LP, a Delaware limited partnership (“Lone Star LP”);

(ii)	Lone Star Value Investors GP, LLC, a Delaware limited liability company (“Lone Star Value GP”), which serves as the general partner of Lone Star LP;

(iii)	Lone Star Value Management, LLC, a Connecticut limited liability company (“Management LLC”), which serves as the investment manager of Lone Star LP; and

(iv)
Jeffrey E. Eberwein, who serves as the manager of Lone Star GP and sole member of Management LLC.  Mr. Eberwein also serves as president, chief executive officer, chief financial officer, treasurer, secretary and as a director of the Company and on other public company boards.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons, is party to that certain Joint Filing Agreement, as further described in Item 6 and filed as an exhibit to this Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 53 Forest Avenue, First Floor, Old Greenwich, Connecticut 06870.

(c)           The principal business of Lone Star LP is investing in securities. The principal business of Lone Star GP is serving as the general partner of Lone Star LP. The principal business of Management LLC is serving as the investment manager of Lone Star LP. The principal occupation of Mr. Eberwein is serving as the manager of Lone Star GP and the sole member of Management LLC.

(d)-(e)     During the last five years, no Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Eberwein is a United States Citizen. Each of Lone Star LP and Lone Star GP are Delaware limited liability companies. Management LLC is a Connecticut limited liability company.

Item 3.                      Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of the Initial 13D in its entirety and replacing it with the following:

On October 1, 2013 Mr. Eberwein, as Trustee of the Jeffrey E. Eberwein Revocable Trust U/A 10-01-2010, acquired 6,786,588 shares of Common Stock from the Issuer for an aggregate purchase price of $100,000 (approximately $0.0147 per share) pursuant to the Stock Purchase Agreement by and between the Issuer and Mr. Eberwein dated as of October 1, 2013.  All of the shares of Common Stock owned by Mr. Eberwein were purchased with personal funds.

On January 15, 2014 the Company issued 3,401,360 shares of Common Stock to Lone Star LP in exchange for aggregate proceeds of $50,000 (approximately $0.0147 per share).  All shares of Common Stock purchased by Lone Star LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Item 4.                      Purpose of Transaction

Item 4 is hereby amended by deleting Item 4 of the Initial 13D in its entirety and replacing it with the following:

The purpose of acquisitions of the Common Stock was investment. The acquisitions of the Common Stock were made in the ordinary course of business.  Mr. Eberwein is a director of the Issuer and may, in the future, act to fill existing vacancies on the board of directors.

The Reporting Persons do not have any present plan or proposal which would relate to, or could result in, any of the following matters (which are referred to in subparagraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D), except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein.

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)
Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

 Item 5.                      Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of the Initial 13D in its entirety and replacing it with the following:

As of the date hereof, 2014, the Issuer had 16,914,693 shares of Common Stock outstanding, based on the information contained in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2013, and the Issuer’s Current Report on Form 8-K filed with the Commission on January 17, 2014.

A.           Mr. Eberwein

(a)
As of the date hereof, Mr. Eberwein owns 6,786,588 shares of Common Stock (approximately 40.12%) in the Jeffrey E. Eberwein Revocable Trust U/A 10-01-2010 (the “Eberwein Shares”).  Mr. Eberwein, as trustee, has the sole power to vote and dispose of the Eberwein Shares.  As the manager of Lone Star GP and sole member of Management LLC, Mr. Eberwein may also be deemed to be the beneficial owner of the 3,401,360 shares of Common Stock owned by Lone Star LP.

Percentage: Approximately 60.23%

(b)	1. Sole power to vote or direct vote: 10,187,948
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,187,948
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Eberwein has not entered into any transactions in the shares of Common Stock during the last 60 days.

B.	Lone Star LP

(a)	As of the close of business on the date hereof, Lone Star LP beneficially owned 3,401,360 shares of Common Stock.

Percentage: Approximately 20.11%

(b)	1. Sole power to vote or direct vote: 3,401,360
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,401,360
4. Shared power to dispose or direct the disposition: 0

(c)	As noted under Item 3 above, on January 15, 2014 Lone Star LP acquired 3,401,360 shares of Common Stock from the Issuer in exchange for aggregate proceeds of $50,000.

C.	Lone Star GP

(a)	Lone Star GP, as the general partner of Lone Star LP, may be deemed to be the beneficial owner of the 3,401,360 shares of Common Stock owned by Lone Star LP.

Percentage: Approximately 20.11%

(b)	1. Sole power to vote or direct vote: 3,401,360
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,401,360
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star GP has not entered into any transactions in the shares of Common Stock during the last 60 days.

D.	Management LLC

(a)	Management LLC, as the investment manager of Lone Star LP, may be deemed to be the beneficial owner of the 3,401,360 shares of Common Stock owned by Lone Star LP.

Percentage: Approximately 20.11%

(b)	1. Sole power to vote or direct vote: 3,401,360
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,401,360
4. Shared power to dispose or direct the disposition: 0

(c)	Management LLC has not entered into any transactions in the shares of Common Stock during the last 60 days.

(d)	Not Applicable.

(e)	Not Applicable.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)           Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by deleting Item 6 of the Initial 13D in its entirety and replacing it with the following:

Exhibit 99.1              Joint Filing Agreement.

Item 7.                      Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2014

JEFFREY E. EBERWEIN

/s/ Jeffrey E. Eberwein

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner
By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC
By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC
By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member